Exhibit 99.1

Pan American Silver comments on draft mining legislation submitted to Chubut's provincial parliament

(all amounts in US$, unless otherwise indicated)

VANCOUVER, July 2, 2012 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (the "Company", or "Pan American"), today reported that, as expected, the governor of the province of Chubut, Argentina, Martin Buzzi, has submitted to the provincial legislature a draft law which, if passed, will regulate all future oil & gas and mining activities in the province.    The draft legislation will be subject to review and possible modification by a parliamentary sub-committee, after which it will be submitted to the full legislature for debate and vote.  Pan American's Navidad project is located in Chubut.

After two and a half years of patient and diligent work to advance the Navidad project into the development phase, Pan American was initially pleased to find that the draft legislation incorporated the expected zoning of the province, allowing for the development of Navidad as an open pit mine.  However, this same draft legislation also introduces a series of new regulations that will greatly increase royalties on, and impose economic participation by the province in all mining projects, including Navidad.  The proposed regulations include:

•         A new 5% Net Smelter Return Royalty ("NSR") in favor of the province, which is in addition to the 3% NSR in favor of the province that already existed;

•         A new requirement for Petrominera, a resource company owned by Chubut province, to receive no less than 4% of total sales; and

•         A new requirement for Petrominera to receive a 7.0% direct carried net pre-tax profit interest.  (In the event that a company can demonstrate that Petrominera's right to 4% of total sales would render a project uneconomic, then Petrominera's participation on the project's total sales would be reduced by up to 75%.  However, in such case, the net pre-tax profit interest would be increased to a minimum of 12%.)

These increased royalties and the net carried interest are in addition to the 10% export duty payable on the sale of concentrates and the 35% income tax rate, which are payable to the federal government.

This level of government participation and tax burden is unprecedented relative to any of the other jurisdictions where Pan American operates, including the province of Santa Cruz in Argentina, where the Company's Manantial Espejo mine is located.  The Company's initial review of the effects of the proposed legislation, when coupled with the current inflationary environment in Argentina, indicates that the increased provincial participation will render the Navidad project uneconomic at any reasonable estimate of long-term silver prices.

While the proposed law remains subject to revision within the legislative sub-committee and during the debate process in the provincial legislature, in the event that the law is approved as proposed without any meaningful modifications, Pan American will have no other reasonable option but to suspend further investment in Navidad.  Without clear potential for positive economic returns, further investment and project expenditures cannot be justified.

Geoff Burns, President & CEO of Pan American commented on the proposed legislation, "This is an incredibly unfortunate development for the mining industry in the province of Chubut and in Argentina.  Having made significant investments over the last two and a half years in work to prepare the world-class Navidad silver project for development, it is extremely disappointing that the government of Chubut would introduce this legislation without meaningful consultation with the mining industry.  Since acquiring Navidad, we established a policy of open and honest communication with all levels of government as to our progress and plans and were surprised that we were not consulted on the economic effects that the proposed legislation would have on Navidad's development.  I am convinced that it was the provincial government's intent with the new draft legislation, to define a path for the development of Navidad, not to render the project uneconomic.  However, if the draft law is passed as submitted there can be no other choice currently than to stop investing further in the project".

About Pan American Silver

Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company by increasing its low cost silver production and silver Mineral Reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently-acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro and the La Virginia development project in Sonora, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE FINAL FORM OF THE DRAFT LAW TO GOVERN  OIL & GAS AND MINING ACTIVITIES IN CHUBUT, ARGENTINA.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA OR ARGENTINA; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING; GLOBAL FINANCIAL CONDITIONS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:30e 02-JUL-12